

Mail Stop 7010

January 17, 2006

via U.S. mail and Facsimile

Yuri Itkis
Chief Executive Officer
FortuNet, Inc.
2950 South Highland Drive, Suite C
Las Vegas, Nevada 89109

> **Re:** **FortuNet, Inc.**
> **Form S-1/A filed January 5, 2006**
> **File No. 333-128391**

Dear Mr. Itkis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed January 5, 2006

Shares Eligible for Future Sale, page 76

1. We note the statement on page 76 that "one year from issuance, which will occur on the closing of this offering, 41,667 shares will be eligible for sale subject to volume, manner of sales and other limitations under Rule 144." We assume the shares you are referring to are the shares being issued to Spiegel Partners LLC as compensation for future advisory services. We also note your disclosure on page

78 stating that the National Association of Securities Dealers, Inc. has determined that all compensation payable to Spiegel Partners LLC, which includes the 41,667 shares, will be deemed to be underwriting compensation.

Given that the shares issuable to Spiegel Partners LLC upon the closing of the offering are deemed underwriting compensation and you are not registering the issuance of those shares to Spiegel Partners LLC or the resale of the shares by Spiegel Partners LLC, please tell us why you believe rule 144 for is available for resales or revise your disclosure as necessary. For additional guidance in this regard, please see Release 33-6099 Section I. Question 10 and the Manual of Publicly Available Telephone Interpretations on our website at www.sec.gov, Section C. Rule 144, numbers four and six.

Exhibit 5.1

2. Please file a dated legal opinion with your next amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

> • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas J. Morgan, Esq.
        Scott D. DeWald, Esq.
        Quentin D. Vaughan, Esq.
        Lewis and Roca LLP
        40 North Central Avenue
        Phoenix, Arizona 85004-4429